January 6, 2010

Timothy Buzby
Chief Financial Officer
Federal Agricultural Mortgage Corporation
1133 Twenty-First Street, N.W.
Washington, D.C. 20036

Re: Federal Agricultural Mortgage Corporation
    Form 10-K for December 31, 2008
    File Number 1-14951

Dear Mr. Buzby:

      We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008, filed March 16, 2009
Business, page 5

1.   In future filings, please revise to discuss the interrelationship between your
        shareholders, the board of directors, the companies with whom you do business
        and your Federal regulators. These matters seem to include the following issues:

        •   The authority and liability of your Federal regulators versus the holders
            of your different classes of securities,

        •   The rights, obligations and control of the Class A and B shareholders and
            Class C shareholders, particularly the 9 Class A and B shareholders who
            control 70% of the shareholder vote and have representation on the
            board, and

        •   The type, amount and significance to the company of business conducted
            with Class A and B share owner companies and affiliates of your board
            members.

Legal Proceedings, page 40

2.   Pursuant to Item 103 of Regulation S-K, please revise in future filings to indicate
        the factual basis alleged to underlie the referenced proceeding and the amount of
        the relief sought.

MD&A
Results of Operations
Gains and Losses on Financial Derivatives, page 58

3.   Noting the materiality of certain items for the year ended 2008, in future filings
        revise to disclose the amount of material, unrealized losses and expenses
        associated with related parties. Also, identify these parties.

Form 10-K, General

4.   Please provide us the analysis you performed in determining the appropriateness
        of classifying the Series B preferred stock as mezzanine equity, including specific
        references to all authoritative literature on which you relied in making your
        determination.

5.   We note that you transferred securities and loans between categories upon the adoption and election of fair measurements for those instruments. However, it is not clear from your disclosures in this document or in your Forms 10Q for 2009 on what basis you transferred assets between categories for reasons that appear to be other then upon adoption and election of fair value measurements of those instruments. It appears that some of the transfers may have occurred as a result of converting securities to loans; but, it is not clear when that is the case. Please provide us and consider the need to provide disclosures in the future that describes in greater detail the nature of the transfers of securities and loans between categories between periods and reconcile the amounts to those disclosed in the financial statements as of December 31, 2008 and September 30, 2009.

Proxy Statement
Compensation Elements, page 21

6.   You say that you are using targets to award compensation. In future filings please provide the actual targets and the company's performance, even where no compensation was awarded. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Transactions with Related Persons in 2008

7.   Please revise in future filings to indicate whether these transactions were on the same terms as with persons *not related to the lender* and did not involve more than the normal risk of collectability. See Instruction 4(c)(ii-iii) to Item 404 of Regulation S-K.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Paul Cline, Staff Accountant, at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: Timothy Buzby
        FAX number 202-872-7713